ANOORAQ RESOURCES CORPORATION

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Form of Proxy - Annual and Extraordinary General Meeting to be held on June 15, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 pm (Vancouver time), on Thursday, June 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00N7EB

Appointment of Proxyholder

I/We, being shareholder(s) of Anooraq Resources Corporation (the "Corporation") hereby appoint: Philip Kotze, President, Chief Executive Officer and director of the Corporation, or failing him Iemrahn Hassen, Chief Financial Officer and director of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Extraordinary General Meeting of shareholders of Anooraq Resources Corporation (the "Corporation") to be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, on June 15, 2009 at 2:00 pm (Vancouver time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Fikile De Buck	☐	☐	02. Anu Dhir	☐	☐	03. Iemrahn Hassen	☐	☐
04. Wayne Kirk	☐	☐	05. Philip Kotze	☐	☐	06. Harold Motaung	☐	☐
07. Tumelo Motsisi	☐	☐	08. Sipho Nkosi	☐	☐	09. Rizelle Sampson	☐	☐
10. Ronald Thiessen	☐	☐						

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	For	Withhold
2. Appointment of Auditors – Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Acquisition Resolution – To consider and, if thought advisable, approve an ordinary resolution approving the acquisition by the Corporation, through Plateau Resources (Proprietary) Limited ("Plateau"), a wholly-owned subsidiary of the Corporation, of an effective 51% of Lebowa Platinum Mine, together with an additional 1% interest in certain other assets located in South Africa which are already held by the Corporation and Plateau in 50/50 joint ventures, from Rustenburg Platinum Mines Limited ("RPM") and Anglo Platinum Limited (the "Acquisition"), as more particularly described in the accompanying management information circular of the Corporation dated May 13, 2009 (the "Information Circular").	☐	☐
4. Amendments Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving certain amendments to the various agreements between the Corporation and Pelawan Investment (Proprietary) Limited ("Pelawan"), the indirect controlling shareholder of the Corporation, which govern the structure of the Corporation in order to facilitate the Acquisition and related transactions, as more particularly described in the Information Circular.	☐	☐
5. Share Ownership Trusts Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving the issuance of common shares by the Corporation to the Anooraq Community Participation Trust and the Bokoni Platinum Mine ESOP Trust, in connection with the Acquisition, as more particularly described in the Information Circular.	☐	☐
6. Share Settled Financing Resolution – To consider and, if thought advisable, approve a special resolution of disinterested shareholders approving certain financing transactions involving the issuance of common shares of the Corporation to an SPV that is a wholly-owned subsidiary of Pelawan or to the SPV's nominee in connection with financing transactions to be entered into by the Corporation, Plateau, Pelawan, the Pelawan Trust, RPM and the SPV in connection with the Acquisition, as more particularly described in the Information Circular.	☐	☐
7. Stock Option Repricing Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the repricing of outstanding stock options, including stock options granted to certain insiders of the Corporation but excluding stock options granted to Tumelo Motsisi and Harold Motaung, to decrease the exercise price of such stock options, as more particularly described in the Information Circular.	☐	☐
8. Pelawan Nominee Stock Option Repricing Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the repricing of outstanding stock options granted to Tumelo Motsisi, Deputy Chairman of the Corporation and Harold Motaung, Chief Operating Officer of the Corporation, being the nominees to the board of directors of the Corporation of the Pelawan Trust, to decrease the exercise price of such stock options, as more particularly described in the Information Circular.	☐	☐
9. Stock Option Plan Amendment Resolutions – To consider and, if thought advisable, pass a special resolution of shareholders approving the amendment of the Corporation's incentive stock option plan to increase the maximum number of common shares of the Corporation reserved for issuance pursuant to the stock option plan from 18,300,000 common shares to 32,600,000 common shares, as more particularly described in the Information Circular.	☐	☐
10. Compensation Resolutions – To consider and, if thought advisable, pass a special resolution of disinterested shareholders approving the payment of certain compensation amounts payable to certain directors and officers of the Corporation in common shares of the Corporation, as more particularly described in the Information Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

026260 AR0 ARQQ

00N7FD